EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc.’s Chairman Reviews 2004 First Half
Operating Results and Forecasts for the Second Half

     HUIZHOU, Guangdong, China, Sept. 1 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today offered a prediction of the Company’s operating performance for the second half of 2004 following a review of its operating results for the first half.

     Mr. Wu Ruilin, Chairman of the Company, said, “What stands out from the 2004 first half financial data is the significant improvement in income from operations from US$0.4 million for the whole year of 2003 to US$4.9 million for the first half of 2004. It is true that this was helped by a lower level of operating expenses of a special nature for the first half of 2004 than that for the whole year of 2003. However, with these special items (which by the way was not entirely under management’s direct control) taken out, pro-forma income from operations of US$9.1 million for the first half of 2004 still compares favorably with US$12.8 million for the whole year of 2003. It is true also that the gross profit margin dropped from 13.9% for the whole year of 2003 to 10.2% for the first half of 2004, owing to a large extent to clearance sales at reduced price of inventory of older models of mobile phones. However, this reduction in gross profit was largely made up for by savings in selling expenses which resulted from further rationalization of the marketing organization of the mobile phone business segment. While further clearance sales are not planned for the second half of 2004, the savings of selling expenses are here to stay for the second half of 2004 and beyond.”

     “CEC Telecom Co. Ltd., a subsidiary company, will launch a series of new mobile phones in the second half of 2004. Consolidated sales revenue of the Company in the second half is expected to increase by 40% over the first half as a result, excluding additional revenues that may be gained in the fourth quarter of the year from the low-cost mobile phone sector via Cosun-Celbon, a subsidiary company. The gross margin ratio for the second half of 2004 of the Company is also expected to rally back up to around 14%. Moreover, based on our current planning, stock-based compensation to certain employees, of which the Company recorded US$2.9 million for the first half will not recur in the second half,” Mr. Wu continued.

     “A joint venture of Qiao Xing Universal Inc. and the Korean Celbon, Cosun-Celbon is starting up nicely according to plan with its low-cost GSM mobile chips and GSM mobile phone business. The first shipment of such products is expected for the last quarter of 2004 at the earliest. When this subsidiary proceeds to a full production phase in 2005, consolidated sales revenue of Qiao Xing Universal Telephone, Inc. will show record growth,” Mr. Wu concluded.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 09/01/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)